Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE ANNOUNCES GRANT OF OPTIONS

WINNIPEG, Manitoba – (July 7, 2014) Medicure Inc. (the “Company”) (TSXV:MPH, OTCQB:MCUJF) announces today that its Board of Directors has approved the grant of an aggregate of 332,300 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s Stock Option Plan. Of these options, 92,300 are set to expire on the tenth anniversary of the date of grant, and 240,000 are set to expire on the fifth anniversary of the date of grant.  All 332,300 options were issued at an exercise price of $1.90 per share.  The options are subject to the approval of the TSX Venture Exchange.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

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